SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 26, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	Relevant fact, dated on February 26th 2003.

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

TERRA NETWORKS, S.A., in compliance with Article 82 of Law 24/1988, of July 28, of the Securities Market, hereby communicates the following:

HECHO RELEVANTE—RELEVANT FACT

The Board of Directors of Terra Networks, S.A. in its meeting held on February 25th, has agreed to call a General Shareholders Ordinary Meeting to be held at Barcelona, on April 1, 2003 on first call, and in the event that it cannot be held on first notice, to be held on April 2, 2003, on second call. The Agenda will include among others, the following matters:

One.- Examination and approval, if appropriate, of the Annual Accounts and Management Report, of Terra Networks S.A., as well as its consolidated Group of Companies, as well as the proposal to apply the result of Terra Networks S.A., and concerning the management by its Board of Directors, all in relation to financial year 2002.

Two.- Re-election, ratification and, if appropriate, appointment of Directors.

Three.- Appointment of the Accounts Auditor for financial year 2003.

Four.- Authorization to acquire own shares, directly or through companies in the Group.

Five.- Reduction of the stock capital with the aim of amortising own shares acquired by the company, and consequent modification of articles 5 and 6 of the company articles of association on stock capital.

Six.- Creation of a new article 19 Bis in the By-Laws (inclusion of the modifications required under article 47 of Act 44/2002, on Measures to Reform the Financial System,

establishing the composition, competencies and operating regulations of the Auditing and Control Commission of the Board of Directors).

Seven.- Delegation of powers to formalise, interpret, correct and execute the agreements passed by the General Meeting of Shareholders

Madrid, February 26, 2003

José Francisco Mateu Isturiz

Secretary to the Board of Directors of

Terra Networks, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.
Date:	By:	/S/ JOSÉ F. MATEU ISTURIZ
		Name:	José F. Mateu Isturiz
		Title:	General Counsel and Secretary of the Board of Directors